Mail Stop 3720

July 27, 2006

Mr. Garry K. McGuire
Chief Financial Officer
Avaya Inc.
211 Mount Airy Road
Basking Ridge, NJ 07920

        Re: **Avaya Inc.**
                 Form 10-K for Fiscal Year Ended September 30, 2005
                 Filed December 13, 2005

Dear Mr. McGuire:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director